EXHIBIT 99.1

Press Release

Next Level Independent Director Committee Retains Morgan Stanley as Financial
Advisor to Evaluate Unsolicited Motorola Bid

ROHNERT PARK, Calif.—(BUSINESS WIRE)—Jan. 23, 2003—Next Level Communications Inc. (NASDAQ:NXTV — News) today announced that the independent committee of its board of directors has retained Morgan Stanley as the committee’s financial advisor to assist the committee in its evaluation of the proposed unsolicited tender offer by Motorola, Inc. (NYSE: MOT — News).

As announced last week, the committee, comprised solely of independent directors of Next Level and constituting a majority of the entire board of directors, is beginning its analysis of the proposed unsolicited tender offer by Motorola at $1.04 per share for all outstanding publicly held shares of Next Level. The independent committee will make its recommendation with respect to the Motorola tender offer to the Next Level board of directors. The board will then advise stockholders whether it recommends acceptance or rejection of the tender offer, expresses no opinion, remains neutral with respect to the tender offer or is unable to take a position with respect to the tender offer. When the board makes its recommendation to stockholders, it will also state the reasons for the recommendation. Until such time that the board makes a recommendation, it strongly requests that all Next Level stockholders defer making any determination whether to accept or reject the tender offer.

The independent committee also strongly recommends that Next Level stockholders read the board’s solicitation/recommendation statement regarding the proposed unsolicited Motorola tender offer when it becomes available. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Next Level with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, by directing requests to Mackenzie Partners Inc. at 800-322-2885 or at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.

Contact:

        Next Level Communications
        Geoff Burke, 707/584-6565
        gburke@nlc.com